Filed by Apricus Biosciences, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Apricus Biosciences, Inc. (SEC File No. 000-22245)

Commission File No. for the Related Registration Statement: 333-227166

YOUR IMMEDIATE ATTENTION IS REQUESTED

REGARDING YOUR INVESTMENT IN APRICUS BIOSCIENCES, INC. AND THE PROPOSED

MERGER WITH SEELOS THERAPEUTICS, INC.

Dear Fellow Stockholder:

Apricus Biosciences, Inc.’s Special Meeting of Stockholders to approve the merger with Seelos Therapeutics had to be postponed to January 4, 2019 in order to solicit additional votes to approve the transaction. The vast majority of stockholders who have cast their vote have supported the merger proposal, but the reverse stock split proposal requires a majority of the outstanding shares to vote in favor and the reverse stock split must be approved in order for the merger to complete.

IF PROPOSAL 2 (THE REVERSE STOCK SPLIT) DOES NOT PASS THEN THE COMPANY

MAY HAVE TO DISSOLVE AND LIQUIDATE ITS ASSETS

If Apricus decides to dissolve and liquidate its assets, Apricus would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There can be no assurances as to the amount or timing of available cash left to distribute to stockholders after paying the debts and other obligations of Apricus and setting aside funds for reserves.

***EVERY VOTE COUNTS—PLEASE TAKE THE TIME TO VOTE YOUR SHARES

TODAY***

Our records indicate you have not yet voted your shares at the time of the mailing of this reminder letter. The fastest and easiest way to vote is by telephone or over the Internet. Instructions on how to vote your shares by telephone or Internet are provided on the proxy card enclosed with this letter. Alternatively, you may sign and return the enclosed voting form in the envelope provided. We urge you to read the full proxy statement, which has been filed with the Securities and Exchange Commission at www.sec.gov or can be obtained at no charge by calling our proxy solicitation firm at the number below.

If you have questions or need help voting your shares, please call our proxy solicitation firm, Morrow Sodali LLC at 1-877-787-9239.

Thank you for your investment in Apricus Biosciences, Inc. and for taking the time to vote your shares.

Sincerely,

Richard W. Pascoe
Chief Executive Officer